Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-143760 on Form S-8, and Registration Statement No. 333-124341 on Form S-8 of our report dated March 13, 2009, relating to the consolidated financial statements of Accuride Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes and Financial Accounting Standards Board Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans), and the effectiveness of Accuride Corporation’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Accuride Corporation for the year ended December 31, 2008.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, IN

March 13, 2009